April 20, 2010

Larry Greene
Office of Disclosure and Review
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:       Prudential Investment Portfolios 3 (the “Trust”)
(File No. 811- 09805)
Post-Effective Amendment No. 20 to the Registration Statement

Dear Mr. Greene:

I am writing in response to comments which you provided on behalf of the Commission staff by telephone on March 30, 2010 regarding the Trust’s filing on February 1, 2010 of Post-Effective Amendment No. 20 to its Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933.  As noted previously, the purpose for filing the Post-Effective Amendment under Rule 485(a) was to create a new series of the Trust, the Prudential Jennison Market Neutral Fund (the “Fund”), with effectiveness designated for April 23, 2010 under Rule 485(a)(2).  Post-Effective Effective Amendment No. 20 also included the prospectus for each of the Trust’s two existing series, Prudential Strategic Value Fund and Prudential Jennison Select Growth Fund, as well as combined statement of additional information (“SAI”) for the three series.  Each series is referred to in this letter as the “Fund.”

As also discussed, to the extent that any of the comments provided by the Commission staff are globally and/or universally applicable to the other funds in the Prudential Investments mutual fund complex, we will apply such comments to the other funds in the Prudential Investments mutual fund complex to which the comments would be applicable.

For your convenience, a summary of the staff’s comments is included herein and the Funds’ responses are keyed accordingly, as set forth below.  The responses will be included in Post-Effective Amendment No. 21 to the Trust’s registration statement to be filed under Rule 485(b) with effectiveness designated for April 23, 2010 that will include audited financial statements at fiscal year-end February 28, 2010 for Prudential Strategic Value Fund and Prudential Jennison Select Growth Fund.

A.         Prospectus/All Three Funds

1.	Comment: In the prospectus of each Fund, in the section entitled “Summary Section--Fund Fees and Expenses,” add line item related to Acquired Fund fees if applicable.

Response: Although each Fund may invest in other funds, currently the amount of such investments by any such Fund does not require a separate line item under Instruction 3(f)(i) to Item 3 of Form N-1A.

2.
Comment: In the footnotes to the table in the section captioned “Summary Section--Example,” please (a) add disclosure required by Instruction 3(e ) to Item 3 of Form N-1A, (b) delete the statement “and may be renewed, modified or terminated thereafter” and (c) please disclose if there is any clawback/recoupment relating to the waiver.

Response: (a) The disclosure conforms to item 3 of Form N-1A. (b) The disclosure has been revised as requested for each Fund.  (c) The waiver for each Fund is not subject to any clawback or recoupment.

3.
Comment: Under the caption “Investments, Risks and Performance – Risk of Increase in Expenses,” with respect to the voluntary fee waiver that is referenced, indicate whether a voluntary fee waiver is currently in place for the Fund.

Response:  There is currently no voluntary fee waiver in place for the Fund.   The reference to the voluntary fee waiver will be deleted.

B.	Prospectus/Prudential Strategic Value Fund, only

1.	Comment: Under the caption “Investments, Risks and Performance – Principal Investment Strategies,” revise the second sentence to be more succinct.

Response:  The sentence as been revised to read, “We may buy common stocks of companies of every size, including small, medium and large capitalization companies, although the Fund currently intends to generally invest in large capitalization companies.”

2.
Comment:  Under the header “Investments, Risks and Performance – Principal Risks of the Fund,” confirm that the paragraph captioned “Recent Market Events” is a principal risk associated with an investment in the Fund.

Response:  Confirmed.

3.	Comment: Under the caption “Investments, Risks and Performance – Principal Risks of Investing in the Fund,” add disclosure regarding risks of investments in small- and mid-cap issuers.

Response:   Since the Fund invests generally in large capitalization issuers, the risks of investing in small-cap and mid-cap issuers is not a principal risk of investing in the Fund.  We respectfully decline to revise the disclosure as requested.

4.
Comment:   Under “Investments, Risks and Performance – the Fund’s Past Performance,” move the after-tax returns footnote from its current location after the table of index returns so that it precedes the table of index returns and follows the table of Class A returns.

Response:   We respectfully decline to revise the disclosure as requested.   We believe the current format fully complies with the requirement of Item 4(b)(2)(iv) of Form N-1A that the explanation be adjacent to the table.  We further believe that moving the explanation to precede the table would detract from an investor’s understanding of the table.

5.	Comment: Under “How the Fund Invests – Investment Policies,” revise the second sentence regarding the range of the two indices to be more succinct.

Response:  The sentence will be revised to read, “The Fund currently considers large capitalization companies as companies with market capitalizations within the low and high ends of the market cap range of companies included in either the Russell 1000 Index or the S&P 500 Index.”

6.	Comment: Under “How the Fund Invests – Investment Policies,” if the Fund invests in unsponsored ADRs or GDRs, add appropriate disclosure.

Response:   The Fund does not invest in unsponsored ADRs or GDRs.  Thus, no additional disclosure is required.

7.	Comment: Under “How the Fund Invests – Investment Policies,” if the Fund invests in below investment grade convertible securities, please add the appropriate disclosures.

Response: Currently, the Fund does not significantly invest in convertible securities rated below investment grade.  Thus, no additional disclosure is required.

8.	Comment: In the prospectus, in the section entitled “Other Investments and Strategies— Derivative Strategies,” if the Fund sponsors floating rate securities, please add the appropriate disclosures.

Response:   The Fund does not sponsor floating rate securities.  No additional disclosure is required.

9.
Comment: In the prospectus, in the section entitled “Other Investments and Strategies— Derivative Strategies – Short Sales,” confirm that the cost of selling short is included in the Fee Table under “Other.”

Response:   Expenses associated with the Fund’s short selling are included in the Fee Table under “Dividend & Brokerage Expense on Short Sales.”   The Fund does not intend to borrow securities to sell short and thus there are no additional expenses associated with short selling that would otherwise be included in the Fee Table under “Other.”

C.        Prospectus/Prudential Jennison Market Neutral Fund, only

1.	Comment: Move the text of footnote #2 under the Fee Table into the narrative disclosure on risks of short sales.

Response:  The disclosure will be revised as requested.

2.	Comment: In the risk/reward tables under “Investment Risks,” revise the tables to group all risks followed by all potential rewards.

Response:  We respectfully decline to revise the disclosure as requested.  The current presentation format presents risks and potential rewards in individual tables for each principal and non-principal investment strategy that is presented.   This presentation format is not prohibited by the requirements under Item 9 of Form N-1A.   In addition, we respectfully submit that that the staff’s requested re-formatting would detract from an investor’s understanding of the material.

D.         Prospectus/Prudential Jennison Select Growth Fund, only

Comment:   Under “Investments, Risks and Performance – the Fund’s Past Performance,” move the after-tax returns footnote from its current location after the table of index returns so that it precedes the table of index returns and follows the table of Class A returns.

Response:    As above for Prudential Strategic Value Fund, we respectfully decline to revise the disclosure as requested.   We believe the current format fully complies with the requirement of Item 4(b)(2)(iv) of Form N-1A that the explanation be adjacent to the table.  We further believe that moving the explanation to precede the table would detract from an investor’s understanding of the table.

E.        Statement of Additional Information (SAI)

Comment:  In the SAI under the section entitled “Investment Risks and Considerations—Temporary Defensive Strategy and Short-Term Investments,” please revise the disclosure to clarify the disclosure relating to each policy.

Response:  The disclosure will be revised as requested

The Fund acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Trust may not assert a declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions or comments with respect to the Registration Statement may be communicated to either Jonathan Shain at (973) 802-6469 or Katherine Feld at (973) 367-1495.

Very truly yours,

/s/ Katherine P. Feld
Katherine P. Feld

cc: Larry Greene
(Securities and Exchange Commission)